UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DarioHealth Corp.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

23725P100
(CUSIP Number)

Jonathan Medved

28 Derech Hebron St., Jerusalem, Israel

With a copy to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

Tel: (212) 370-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  23725P100

1.           Names of Reporting Person:    OurCrowd Digital Health L.P.

I.R.S. Identification Nos. of above persons (entities only):  546742318

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.           SEC Use Only:

4.           Source of Funds (See Instruction):     OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):     ☐

6.           Citizenship or Place of Organization:   the British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power: 892, 858

8	Shared Voting Power: 0

9	Sole Dispositive Power: 892,858

10	Shared Dispositive Power: 0

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  892,858

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☒ (2)

13.         Percent of Class Represented by Amount in Row (11):   13.1% (1)

14.         Type of Reporting Person (See Instructions):         PN

(1)	Based on 6,827,205 shares of common stock of the Issuer outstanding as of January 09, 2017, including 5,713, 383 shares disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2016 and 1,113,922 shares sold on January 9, 2017.
(2)	Excludes warrants to purchase 892, 858 shares of common stock of the Issuer, which are not exercisable until July 10, 2017 and further contains a 9.99% limitation for the reporting person’s beneficial ownership of the Company’s common stock.

1.	Names of Reporting Person: OurCrowd Israel General Partner L.P.

I.R.S. Identification Nos. of above persons (entities only):  N/A

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.           SEC Use Only:

4.           Source of Funds (See Instruction):     OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):     ☐

6.           Citizenship or Place of Organization:   Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power: 892, 858

8	Shared Voting Power: 0

9	Sole Dispositive Power: 892,858

10	Shared Dispositive Power: 0

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  892,858

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☒ (2)

13.         Percent of Class Represented by Amount in Row (11):   13.1% (1)

14.         Type of Reporting Person (See Instructions):         PN

(1).        Based on 6,827,205 shares of common stock of the Issuer outstanding as of January 09, 2017, including 5,713, 383 shares disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2016 and 1,113,922 shares sold on January 9, 2017.

(2)        Excludes warrants to purchase 892, 858 shares of common stock of the Issuer, which are not exercisable until July 10, 2017 and further contains a 9.99% limitation for the reporting person’s beneficial ownership of the Company’s common stock.

ITEM 1.          SECURITY AND ISSUER

This Schedule 13D relates to Common Stock of DarioHealth Corp. (the “Company” or “Issuer”). The principal executive offices of the Issuer are located at 9 Halamish Street, Caesarea Industrial Park, 3088900, Israel.

ITEM 2.         IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

This Statement on 13D is being filed by OurCrowd Digital Health L.P., a limited partnership organized under the laws of the British Virgin Islands and OurCrowd Israel General Partner L.P., a limited partnership organized under the laws of Cayman Islands. OurCrowd Israel General Partner L.P. is the general partner of OurCrowd Digital Health L.P.

(b)	Residence or Business Address:

28 Derech Hebron St., Jerusalem, Israel

(c)	Present Principal Occupation and Employment:

OurCrowd Digital Health L.P. is an investment fund whose primary objective is to generate favorable returns for its partners, principally through long-term capital appreciation. OurCrowd Israel General Partner L.P. is the general partner of OurCrowd Digital Health L.P.

(d)	Criminal Convictions:

The reporting persons have not been charged or convicted in a criminal proceeding during the last five years.

(e)	Civil Proceedings:

The reporting persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship: See Item 2(a)

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 9, 2017, a Securities Purchase Agreement (“Purchase Agreement”) was entered into by and between OurCrowd Digital Health L.P. and DarioHealth Corp, pursuant to which OurCrowd Digital Health L.P. acquired from the Company a total of 892,858 shares of the Company’s common stock and a warrant to purchase 892,858 shares of the Company’s common stock for a total purchase price of $2,500,000.

The source of the reporting fund is personal funds.

ITEM 4.         PURPOSE OF TRANSACTION

The securities purchased pursuant to the Purchase Agreement have been acquired as an investment.

Pursuant to the Purchase Agreement, OurCrowd Digital Health L.P. has the right to nominate two directors to the Company’s board of directors (the “Board”). The Company also agreed to permit such Board designees to serve on the Company’s Nominating and Corporate Governance Committee. In addition, the Company granted OurCrowd Digital Health L.P. the right, for a two year period, to participate in future securities offerings of the Company.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a)	The reporting persons currently own 892, 858 shares of the Company’s common stock and warrants to purchase up to a total of 892, 858 shares of the Company’s common stock, exercisable on July 10, 2017 during the term of the warrant at an exercise price of $3.50 per share.

Shares beneficially owned by the reporting persons account for 13.1% of the Company’s outstanding common stock if shares issuable upon exercise of outstanding warrants are excluded.

(b)	The reporting persons hold the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of the securities listed under item 5(a). (3)

(c)	Other than the transactions described herein, there has been no other transactions concerning the securities of the Company that were effected by the reporting persons during the past sixty (60) days.

(d)	None.

(e)	Not applicable.

(3)	OurCrowd Israel General Partner L.P. has the sole ownership and dispositive rights to the securities owned by OurCrowd Digital Health L.P. and otherwise disclaims beneficial ownership of the securities purchased for any purposes. The voting and dispositive decisions regarding these securities beneficially owned by OurCrowd Israel General Partners is made by the managing partners of OurCrowd Digital Health L.P. and OurCrowd Israel General Partners as general partner.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On January 9, 2017, the Company held the initial closing of an offering with OurCrowd Digital Health L.P. and an additional investor and issued and sold an aggregate of 1,113,922 shares of common stock and warrants to purchase 1,113,922 shares of common stock of the Company. As disclosed under Item 4, pursuant to the terms of the Purchase Agreement, the Company granted the reporting person the right to nominate two individuals to the Board, and further agreed to permit such Board designees to serve on the Company’s Nominating and Corporate Governance Committee. In addition, the Company granted such the reporting person the right, for a two year period, to participate in future securities offerings of the Company.

The Company and OurCrowd Digital Health L.P. have entered into a registration rights agreement (the “Registration Rights Agreement”) whereby the Company has agreed to file a registration statement for the registration of the shares of the Company’s common stock and shares of common stock upon exercise of the warrants. Pursuant to the terms of the Registration Rights Agreement, the Company has agreed to file a registration statement within 60 days of the closing of the offering contemplated by the Purchase Agreement.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.1	Joint Filing Agreement
Exhibit 7.2	Form of Securities Purchase Agreement.
Exhibit 7.3	Form of Registration Rights Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 01/27/2017	OurCrowd Digital Health L.P.
	By:	/s/Jonathan Medved
	Name:	Jonathan Medved
	Title:	Chief Executive Officer

OurCrowd Israel General Partner L.P.
By:	/s/ Jay Kalish
Name:	Jay Kalish
Title:	General Counsel